                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        WORKGROUP TECHNOLOGY CORPORATION
                       (Name of Subject Company (Issuer))

                                  SOFTECH, INC.
                            SOFTECH ACQUISITION CORP.
                             GREENLEAF CAPITAL, INC.
                               WILLIAM D. JOHNSTON
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   980903 20 7
                                 (Cusip Number)

                               JOSEPH P. MULLANEY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  SOFTECH, INC.
                                2 HIGHWOOD DRIVE
                               TEWKSBURY, MA 01876
                                 (781) 890-8373
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            CALCULATION OF FILING FEE

Transaction Valuation:  $3,753,872.*              Amount of Filing Fee:  $346.**

* For purposes of calculating the filing fee only. The calculation of the transaction valuation assumes the purchase of 1,841,121 outstanding shares of Common Stock, par value $.01 per share, of Workgroup Technology Corporation at a purchase price of $2.00 per share, net to the seller in cash, without interest. The transaction valuation also includes the offer price of $2.00 less $1.26, which is the average exercise price per share for those options with an exercise price of less than the offer price multiplied by 96,797, the estimated number of options with an exercise price less than the offer price.

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and its date of filing.

Amount previously paid: $346.                Form or registration No.:  SC TO-T.
Filing Party:  SofTech, Inc.                 Date Filed:  November 20, 2002.
               SofTech Acquisition Corp.
               Greenleaf Capital, Inc.
               William D. Johnston

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [ ] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

CUSIP NO. 980903-20-7                         13D/A

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   SofTech, Inc.
   04-2453033

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a)   [x]

                                                                                (b)   [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*                                                                WC, AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(D) OR 2(E)                                                                       [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Massachusetts

                             7  SOLE VOTING POWER

                                0
    NUMBER OF
     SHARES                  8  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   1,636,077 (1) / 1,657,009 (2)
      EACH
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON
      WITH                      0

                             10 SHARED DISPOSITIVE POWER

                                1,636,077 (1) / 1,657,009 (2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   SofTech, Inc.                             1,636,077 (1) / 1,657,009 (2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   88.86%(3)

14 TYPE OF REPORTING PERSON*                                                           CO

CUSIP NO. 980903-20-7                         13D/A

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   SofTech Acquisition Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a)   [x]

                                                                                (b)   [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*                                                                WC, AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(D) OR 2(E)                                                                       [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware



                             7  SOLE VOTING POWER

                                0
   NUMBER OF
   SHARES                    8  SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY                     1,636,077 (1) / 1,657,009 (2)
   EACH
   REPORTING                 9  SOLE DISPOSITIVE POWER
   PERSON
   WITH                         0

                             10 SHARED DISPOSITIVE POWER

                                1,636,077 (1) / 1,657,009 (2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   SofTech Acquisition Corp.                  1,636,077 (1) / 1,657,009 (2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   88.86%(3)

14 TYPE OF REPORTING PERSON*                                                           CO

CUSIP NO. 980903-20-7                         13D/A

1  NAME OF REPORTING PERSONS

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Greenleaf Capital, Inc.
   38-3309224

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (A)   [x]

                                                                                (B)   [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*                                                                    WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM          [ ]
   2(D) OR 2(E)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Michigan

                             7  SOLE VOTING POWER

                                0
   NUMBER OF
   SHARES                    8  SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY                     1,636,077 (1) / 1,657,009 (2)
   EACH
   REPORTING                 9  SOLE DISPOSITIVE POWER
   PERSON
   WITH                         0

                             10 SHARED DISPOSITIVE POWER

                                1,636,077 (1) / 1,657,009 (2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   Greenleaf Capital, Inc.                   1,636,077 (1) / 1,657,009 (2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   88.86%(3)

14 TYPE OF REPORTING PERSON*                                                           CO

CUSIP NO. 980903-20-7                         13D/A

1  NAME OF REPORTING PERSONS

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   William D. Johnston

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a)   [x]

                                                                                (b)   [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*                                                                    AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM          [ ]
    2(D) OR 2(E)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                             7  SOLE VOTING POWER

                                0
   NUMBER OF
   SHARES                    8  SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY                     1,636,077 (1) / 1,657,009 (2)
   EACH
   REPORTING                 9  SOLE DISPOSITIVE POWER
   PERSON
   WITH                         0

                             10 SHARED DISPOSITIVE POWER

                                1,636,077 (1) / 1,657,009 (2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   William D. Johnston                       1,636,077 (1) / 1,657,009 (2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   88.86%(3)

14 TYPE OF REPORTING PERSON*                                                           IN

(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Merger Agreement and Stockholders Agreement described in Item 4 of the Schedule TO (as defined below). For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this
Schedule 13D.

(2) Reflects the exercise of the Purchase Option described in Item 4 of the Schedule TO.

(3) The calculation of the foregoing percentage is based upon the number of shares of common stock of Workgroup Technology Corporation outstanding as of December 19, 2002.

         This Amendment No.1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO"), filed initially with the Securities and Exchange Commission on November 20, 2002 by of SofTech, Inc., a Massachusetts corporation ("SofTech"), SofTech Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of SofTech, Greenleaf Capital, Inc. and William D. Johnston, each affiliates of SofTech (collectively, the "Reporting Persons"), relating to the tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Workgroup Technology Corporation, a Delaware corporation (the "Issuer"), that are not owned by the Purchaser or SofTech at a purchase price of $2.00 per share, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated November 20, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and which, collectively with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the "Offer), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively.

         This Amendment also amends and supplements and constitutes an amendment to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on November 15, 2002 (the "Schedule 13D"). The information contained herein and in the Schedule TO is incorporated by reference for purposes of the Schedule 13D.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

ITEM 11. ADDITIONAL INFORMATION

         Items 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

         "The initial offering period for the Offer expired at 12:00 midnight, Boston, Massachusetts time, on Wednesday, December 18, 2002. Upon the expiration of the initial offering period the Depositary notified SofTech and the Purchaser that approximately 1,506,576 Shares were validly tendered and not properly withdrawn as of the expiration of the initial offering period (including approximately 3,055 Shares tendered by Notice of Guaranteed Delivery). The Purchaser accepted for payment and purchase all such validly tendered Shares. This number of Shares, together with 129,501 Shares owned by SofTech, represented approximately 88.86% of the issued and outstanding Shares of the Company.

         Pursuant to the terms of the Merger Agreement, the Purchaser intends to exercise the Purchase Option such that after such exercise which it would own beneficially at least 90% of the Shares. Any remaining publicly held Shares (other than Shares with respect to which the holder exercises appraisal rights under Delaware law) will be acquired for $2.00, net to the seller, without interest, in the Merger upon the satisfaction or wavier of the conditions to the Merger in the Merger Agreement. As a result of the purchase of tendered Shares by the Purchaser in the Offer and the exercise of the Purchase Option, SofTech and the Purchaser will be able to consummate the Merger without the vote of the other holders of Shares in accordance with the DGCL.

         Pursuant to the terms of the Merger Agreement, on account of the fact that the Purchaser has accepted for purchase at least two-thirds of the outstanding Shares upon the expiration of the initial offering period, as of December 18, 2002, SofTech, the Purchaser and the then current executive officer and directors of the Company executed the Escrow Agreement, in the form attached as Exhibit B to the Merger Agreement, SofTech delivered the Escrow Amount to the Escrow Agent and all of the then current executive officer and directors of the Company resigned their positions with the exception of Frederick H. Phillips who remained on the Company's board of directors as the Independent Director. As of December 19, 2002, Mr. Phillips appointed the Purchaser Directors, Joseph P. Mullaney, Jean J. Croteau and Victor G. Bovey, to the Company's board of directors.

         On December 19, 2002, SofTech, on behalf of the Purchaser, issued a press release announcing the completion of the Offer. A copy of the press release is attached to this Amendment as Exhibit (a)(5)(D) and is incorporated herein by reference."

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)(D)      Press Release issued by SofTech, Inc. on December 19, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 19, 2002

                                              SOFTECH, INC.

                                              /s/ Joseph P. Mullaney
                                              -----------------------------
                                                  Joseph P. Mullaney
                                                  President and COO

                                              SOFTECH ACQUISITION CORP.

                                              /s/ Joseph P. Mullaney
                                              -----------------------------
                                                  Joseph P. Mullaney
                                                  President

                                              GREENLEAF CAPITAL, INC.

                                              /s/ William D. Johnston
                                              -----------------------------
                                                  William D. Johnston
                                                  President

                                              /s/ William D. Johnston
                                              -----------------------------
                                                  William D. Johnston

                                  EXHIBIT INDEX

(a)(5)(D)    Press Release issued by SofTech, Inc. on December 19, 2002.